--------------------------------------------------------------------------------
SEC 1815
(11-2002)  Potential persons who are to respond to the collection of information
Previous   contained in this form are not required to respond unless the form
versions   displays a currently valid OMB control number.
obsolete
--------------------------------------------------------------------------------

                                                           ---------------------
                                                               OMB APPROVAL
                                                           ---------------------
                                                           OMB Number: 3235-0116
                                                           ---------------------
                                                           Expires: August 31,
                                                           2005
                                                           ---------------------
                                                           Estimated average
                                                           burden hours per
                                                           response: 6.00
                                                           ---------------------

                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated March 26, 2004

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 26, 2004
                -----------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[GRAPHIC OMITTED CREDIT SUISSE GROUP]

                                                                 Media Relations

                                                             CREDIT SUISSE GROUP
                                                                      P.O. Box 1
                                                                  CH-8070 Zurich
                                                       Telephone  +41-1-333 8844
                                                       Fax        +41-1-333 8877
                                    e-mail     media.relations@credit-suisse.com


CREDIT SUISSE GROUP CORRECTS ITS FOURTH QUARTER AND FULL-YEAR 2003 RESULTS

ZURICH, MARCH 26, 2004 - CREDIT SUISSE GROUP TODAY ANNOUNCED THAT IT HAS CORRECTED ITS FOURTH QUARTER AND FULL-YEAR 2003 NET PROFIT REPORTED UNDER SWISS GAAP FROM CHF 1.2 BILLION TO CHF 1.0 BILLION, AND FROM CHF 5.2 BILLION TO CHF
5.0 BILLION, RESPECTIVELY. THE CORRECTION IS A RESULT OF AN ERROR IN THE INPUT DATA USED FOR THE FOURTH QUARTER 2003 ACCOUNTS OF DBV-WINTERTHUR IN GERMANY. CREDIT SUISSE GROUP'S ANNUAL REPORT 2003, REFLECTING THE CORRECTED FULL-YEAR RESULTS, WILL BE AVAILABLE AS OF MARCH 31, 2004, AS PLANNED.

In connection with the preparation for its first quarter 2004 closing, DBV-Winterthur - a German subsidiary of Winterthur Group which forms part of Credit Suisse Financial Services - identified, through its internal processes, an error in the input data used for the fourth quarter 2003 accounts in its life and health insurance businesses. The error occurred when DBV-Winterthur, in the fourth quarter of 2003, adopted a refinement in the methodology for calculating future dividends to policyholders (the `deferred bonus reserve' component) and inadvertently included an item in the input data which should not have been considered under the refined method. Credit Suisse Group said that the error would not affect DBV-Winterthur's local statutory results nor its current or future obligations to policyholders.

As a result of correcting the error, the segment profit before minority interests for the Life & Pensions and Insurance segments was reduced from CHF 369 million to CHF 124 million, and from CHF 153 million to CHF 105 million, respectively, for the fourth quarter of 2003. For the full year 2003, the segment profit before minority interests for the Life & Pensions and Insurance segments was reduced from CHF 723 million to CHF 478 million, and from CHF 1,338 million to CHF 1,290 million, respectively.

Credit Suisse Group's net profit reported under Swiss GAAP for the fourth quarter and the full year 2003 was reduced from CHF 1,166 million to CHF 956 million, and from CHF 5,209 million to CHF 4,999 million, respectively.

Corrected key profit numbers for the fourth quarter and the full year 2003 can be found in the tables below, and the corrected business unit and segment income statements for the fourth quarter of 2003 are available at www.credit-suisse.com/results. Credit Suisse Group's Annual Report including its 2003 audited consolidated financial statements - as well as a corrected Financial Report for the fourth quarter of 2003 - will be available on the Internet as of March 31, 2004.


ENQUIRIES
Credit Suisse Group, Media Relations               Telephone      +41 1 333 8844
Credit Suisse Group, Investor Relations            Telephone      +41 1 333 4570

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION
This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles will be available on the Internet at http://www.credit-suisse.com/sec.html as soon as practicable.


CORRECTED PROFIT NUMBERS FOR THE FOURTH QUARTER OF 2003
------------------------------ --------------------------- ------------------------ ------------------
                               AS PREVIOUSLY REPORTED      CORRECTED BY             AS CORRECTED
------------------------------ --------------------------- ------------------------ ------------------
Life & Pensions:
Segment Profit(1)              CHF 369 million             - CHF 245 million        CHF 124 million
------------------------------ --------------------------- ------------------------ ------------------
Insurance:
Segment Profit(1)              CHF 153 million             - CHF 48 million         CHF 105 million
------------------------------ --------------------------- ------------------------ ------------------
Credit Suisse
Financial Services:            CHF 977 million             - CHF 210 million        CHF 767 million
Net Profit
------------------------------ --------------------------- ------------------------ ------------------
Credit Suisse Group:
Net Profit                     CHF 1,166 million           - CHF 210 million        CHF 956 million
------------------------------ --------------------------- ------------------------ ------------------


CORRECTED PROFIT NUMBERS FOR THE FULL YEAR 2003
------------------------------ --------------------------- ----------------------- -------------------
                               AS PREVIOUSLY REPORTED      CORRECTED BY            AS CORRECTED
------------------------------ --------------------------- ----------------------- -------------------
Life & Pensions:
Segment Profit(1)              CHF 723 million             - CHF 245 million       CHF 478 million
------------------------------ --------------------------- ----------------------- -------------------
Insurance:
Segment Profit(1)              CHF 1,338 million           - CHF 48 million        CHF 1,290 million
------------------------------ --------------------------- ----------------------- -------------------
Credit Suisse
Financial Services:            CHF 4,310 million           - CHF 210 million       CHF 4,100 million
Net Profit
------------------------------ --------------------------- ----------------------- -------------------
Credit Suisse Group:
Net Profit                     CHF 5,209 million           - CHF 210 million       CHF 4,999 million
------------------------------ --------------------------- ----------------------- -------------------


--------
(1) Represents net operating profit before cumulative effect of change in accounting principle and minority interests

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  March 26, 2004                   By:  /s/ David Frick
    --------------------                    -------------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director